UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.
10th Floor B Building
Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong 518048, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.
By:	/s/ Jerry He
	Name:	Jerry He
	Title:	Chief Financial Officer

Dated: December 28, 2009

EXHIBIT INDEX

Exhibit No.	Description
1	Press Release

Exhibit 1

Noah Education Announces Results of Annual General Meeting of Shareholders

SHENZHEN, CHINA – December 28, 2009 – Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or “the Company”), a leading provider of interactive educational content and education services in China, today announced that the Company held its 2009 Annual General Meeting (AGM) for shareholders on December 22, 2009. All of the resolutions submitted to the shareholders at the 2009 AGM were duly passed.

The resolutions approved by shareholders were: (1) Appointment of Deloitte Touche Tohmatsu as the independent auditor of the Company for the fiscal year ended June 30, 2010; (2) Approval and confirmation of the financial statements for the fiscal year ended June 30, 2009.

About Noah

Noah Education Holdings Limited is a leading provider of interactive educational content and education services in China. Noah’s core offering includes the development and marketing of interactive educational courseware content, software, electronic learning products (ELP), English training programs for kids and after-school education services. Noah combines standardized education content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for kids aged 3 to 19 in China. Noah has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the student population. Noah also provides English training service for kids under the brand Little New Star in its direct-owned schools and more than 600 franchise schools throughout China. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED.

Investor Contact:	Investor Relations (US):
Jerry He CFO and Executive Vice President Noah Education Holdings Ltd Tel: +86-755-8204-9263 Email: jerry.he@noahedu.com	Jessica McCormick Taylor Rafferty Tel: +1 (212) 889-4350 Email: noahedu@taylor-rafferty.com
Investor Relations (HK):
Ruby Yim Taylor Rafferty Tel: +852-3196-3712 Email: noahedu@taylor-rafferty.com